China Rapid Finance Announces Strategic Transaction with

Hongkong Outjoy Education Technology Co., Ltd.

A portion of the Company’s future increase in value is being reserved for existing lenders as part of the transition to the new business model

SHANGHAI, China – June 17, 2019 – China Rapid Finance Limited (NYSE: XRF) (“XRF” or the “Company”) today announced the signing of a cooperation agreement (the “Cooperation Agreement”) with Hongkong Outjoy Education Technology Co., Ltd. (“OET”) to form a new operating subsidiary of the Company (the “Project Company”), which will operate an institutionally-funded Lend Aid platform intended to become the Company’s core business going forward.

The new business will operate separately from the Company’s existing marketplace lending business.  No retail funding will be used for this new business.  This new business will leverage the Company’s existing borrower base and technology and facilitate a range of products for institutional investors, from short-term to long-term installment loans. The Company’s management believes that the Project Company will be the engine of transformation and future growth of the Company.

The Project Company’s management team will be nominated by OET, including the head of the Project Company, which shall initially be Ms. Yang (Laurance) Liu.  The Project Company’s management team will operate under the supervision of the Company’s Board of Directors.

The key terms of the Cooperation Agreement include:

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OET will invest an aggregate of RMB 100 million (in the form of U.S. dollars) into the Company over the next six months in exchange for unregistered Class A ordinary shares of the Company, subject to a one-year lock-up period.  The Class A ordinary shares will be issued at the weighted average closing price of the Company’s ADSs representing Class A ordinary shares on the New York Stock Exchange for the 30 trading days preceding the effective date plus a 30% premium.  The investment will be used to fund the operations of the Project Company.

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OET will secure lending capital for the Project Company from licensed financial institutions in China that are qualified to grant loans, and in exchange the Project Company will provide marketing services to assist borrowers that seek to obtain loans and other relevant services from such licensed financial institutions.

-	The Company will also issue a warrant to OET to purchase up to an aggregate of 66,402,480 Class A ordinary shares of the Company, subject to the achievement of certain

EBITA milestone targets by the Project Company, which range from $3.7 million to $294.1 million, on a trailing four-quarter basis.  The purchase price per Class A ordinary share is $0.0001 and the warrant has a term of sixty-six (66) months. If the Project Company achieves the maximum $294.1 million EBITA target during the term of the warrant, OET will have the right to purchase all of the 66,402,480 Class A ordinary shares underlying the warrant.

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To help the Company to accelerate the transition to the Lend Assistant model, an additional warrant to purchase up to an aggregate of 66,402,480 Class A ordinary shares of the Company, with terms and conditions substantially similar to the warrant issued to OET, net of all loan repayments and recoveries, will be issued to a special purpose vehicle and/or a limited partnership entity established for the benefit of the existing lenders on the Company’s legacy marketplace lending platform.  See more regarding repayment of prior lenders below.

-	Mr. Russell Krauss will resign from his positions as co-CEO and Vice Chairman, but will remain on the Board of Directors of the Company.
-	Dr. Po Wang, co-CEO of OET will be appointed as co-CEO of the Company.

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Following the completion of OETs full RMB 100 million investment into the Company, OET will be entitled to nominate two additional independent directors to the Company’s Board of Directors. These nominations shall be subject to approval of the Company’s Board of Directors and the ratification by the shareholders of the Company.

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Following the earlier of the completion of OETs full RMB 100 million investment into the Company or the achievement of the initial $3.7 million EBITA target for the Project Company, the Company’s current co-CEO and Chairman, Dr. Zane Wang will resign as co-CEO and Dr. Po Wang will become sole CEO of the Company.  Dr. Zane Wang will continue to serve as the Chairman of the Company, and will supervise the repayments and recoveries for the existing lenders on the Company’s marketplace lending platform, as well as the value sharing mechanism through an SPV and/or LPs (as described below).

Dr. Po Wang, of OET commented, “Partnering with China Rapid Finance Limited is a fantastic opportunity for OET.  China Rapid Finance Limited is an established public company on the New York Stock Exchange and has valuable competitive assets, a large customer base and proprietary credit risk scoring algorithms.  Combining those assets with OET’s talent and financial strength will enable us quickly create a new marketing services business to connect borrowers with licensed lending institutions, and we believe XRF can rapidly grow into a market leader.”

Russell Krauss, Vice Chairman and Co-Chief Executive Officer of the Company commented, “This initiative will be the first step to driving the fundamental transformation of our business.  The new unit will be a core business for China Rapid Finance Limited going forward. We will continue to explore other strategic alternatives that will help us re-position ourselves in the growing consumer lending market in China.”

The Cooperation Agreement and associated transactions are consistent with the Company’s strategic decision to undergo a transition away from its legacy marketplace lending business. The Company will continue to manage its existing marketplace lender base, and, through the use of its enhanced collection efforts, the Company will continue to assist lenders to recover their investments.

Dr. Zane Wang, Chairman and co-CEO of the Company stated: “We are excited about this transformation and partnership with OET. We believe this will enable China Rapid Finance Limited to secure itself as a leader with a long successful brand and heritage in the consumer lending business. We are fully committed to continue servicing our existing customers and transition our business into the institutional lending model in an orderly and responsible manner and intend to comply with all regulatory requirements and contractual obligations.”

The full Cooperation Agreement will be filed with the U.S. Securities and Exchange Commission, and may be accessed through the SEC’s EDGAR website at http://www.sec.gov.

As previously disclosed, because of recent regulatory changes and uncertainty in the marketplace lending industry, the Company is suspending its consumer marketplace lending activities, and is transitioning to a new business model.  Since the Company’s marketplace lending new loan origination ceased, the loan portfolio has experienced above normal levels of defaults.  The Company is continuing collection efforts on behalf of the lenders on its marketplace lending platform.  In order to help the Company facilitate an orderly exit from the marketplace lending business, OET has agreed to share the value generated by the Project Company with the prior lenders on the Company’s marketplace lending platform to help accelerate the transition to the Lend Assistant model, and learn the borrower credit behavior information from the lenders.  These efforts are also encouraged by local authorities.  The value allocated to the existing lenders on the Company’s marketplace lending platform shall be reserved for them through a special purpose vehicle (“SPV”) and/or limited partnership (“LP”) structure in the form of a warrant exercisable for up to 66,402,480 Class A ordinary shares of the Company.  The terms of such warrant shall be substantially similar to the warrant granted to OET, and will also be exercisable upon the occurrence of certain EBITA milestones by the Project Company; provided, however, that the value of the warrant granted to the SPV or LP shall be reduced by the amount of any repayments and recoveries received on behalf of the prior lenders through the collection efforts of the Company or otherwise.  Therefore, the full amount of this warrant may only be exercised in the event the Project Company generates EBITA of $294.1 million within five years and there are no additional loan repayments or recoveries to offset this amount. This amount may be settled in the form of cash, securities or other form of value. The specific mechanism for the implementation is subject to further discussion with the lenders and the local authorities.

The Company also confirms that it intends to continue working towards regaining compliance with both the listing requirements of the NYSE and the reporting requirements of the SEC.

About China Rapid Finance Limited

China Rapid Finance (NYSE: XRF) is a leading fintech company that operates an award-winning microcredit company and one of China's largest online consumer finance marketplaces.  The Company enables affordable access to digital credit for one of the world's largest untapped consumer credit markets: China’s mobile-active consumers The Company utilizes its proprietary, mobile-first technology to select consumers for its platform. China Rapid Finance was founded by Dr. Zane Wang, who has decades of consumer credit industry experience in the U.S. and China. For more information, please visit http://ir.crfchina.com.

About Hongkong Outjoy Education Technology Ltd

Hongkong Outjoy Education Technology Co., Ltd. (“OET”), with its operational unit in China, is a successful start-up company headquartered in Beijing. It was founded in 2015 by Mr. Jian Song. OET’s major focus is on ecommerce-based financial services, as well as consumer lending and personal loans.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “may,” “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s ability to satisfy the requirements of PRC regulatory authorities regarding the repayment of loans made by lenders on its platform; the success of the cooperation arrangement with OET; the Company’s ability to file its Annual Report in a timely manner or regain compliance with NYSE continued listing standards; the potential need to make adjustments to prior period financial statements of the Company; unexpected difficulties in the Company’s pursuit of its goals and strategies; unexpected developments, including slow growth, in the consumer lending market reduced demand for, and market acceptance of, the Company’s products and services; difficulties keeping and strengthening relationships with borrowers or investors; difficulties of expanding data and channel partnerships, potentially costly servicing activities; competition in the consumer lending market; PRC governmental regulations and policies; and general economic and business conditions in the regions where the Company provides products and services. Further information regarding these and other risks is included in the Company’s reports filed with, or furnished to, the Securities and Exchange Commission. All information provided in this announcement and in the attachments is as of the date of this announcement, and the Company undertakes no duty to update such information except as required under applicable law.

Investor Relations Contact:

The Blueshirt Group

Gary T. Dvorchak, CFA

gary@blueshirtgroup.com